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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

DUANE READE INC.
(Name of the Issuer)

DUANE READE INC.
DUANE READE ACQUISITION CORP.
DUANE READE HOLDINGS, INC.
DUANE READE SHAREHOLDERS, LLC
OAK HILL CAPITAL PARTNERS, L.P.
ANTHONY J. CUTI
GARY CHARBONEAU
TIMOTHY R. LABEAU
JOHN K. HENRY
JERRY M. RAY
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

263578106
(CUSIP Number of Class of Securities)

Duane Reade Inc. Anthony J. Cuti Gary Charboneau Timothy R. LaBeau John K. Henry Jerry M. Ray c/o Duane Reade Inc. 440 Ninth Avenue New York, NY 10001 (212) 273-5700	Duane Reade Acquisition Corp.
Duane Reade Holdings, Inc.
Duane Reade Shareholders, LLC
Oak Hill Capital Partners, L.P.
c/o Oak Hill Capital Partners, L.P.
Ray Pinson
201 Main Street, Suite 3100
Fort Worth, TX 76102
(817) 338-2605

(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications on Behalf of Person(s)
Filing Statement)

Copy of communications to:

Jeffrey J. Weinberg, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	Robert B. Schumer, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

        This Statement is filed in connection with:

  a.
  ☒    The filing of solicitation materials or an information statement subject to Regulation 14A,
          Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b.
  ☐    The filing of a registration statement under the Securities Act of 1933.

  c.
  ☐    A tender offer.

  d.
  ☐    None of the above.

        Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies:    ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

        THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$422,198,636	$53,493

*
For purposes of calculating the filing fee only, the transaction valuation was based upon the sum of (i) the product of 24,498,799 shares of common stock, par value $0.01 per share and the merger consideration of $17.00 per share and (ii) the difference between the merger consideration of $17.00 per share and the exercise price per share of each of the 1,997,105 shares of common stock underlying outstanding options in which the exercise price per share is less than $17.00 per share.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid: $53,400	(2)	Amount Previously Paid: $93
	Form or Registration No.: Schedule 14A		Form or Registration No.: Amendment No. 1 to the Schedule 14A
	Filing Party: Duane Reade Inc.		Filing Person: Duane Reade Inc.
	Date Filed: March 19, 2004		Date Filed: May 14, 2004

INTRODUCTION

        This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by (1) Duane Reade Inc., a Delaware corporation (the "Company"), the issuer of common stock, par value $.01 ("Company Common Stock"), which is subject to a Rule 13e-3 transaction, (2) Duane Reade Acquisition Corp. (formerly known as Rex Corner Acquisition Corp., "Duane Reade Acquisition"), a Delaware corporation, (3) Duane Reade Holdings, Inc. (formerly known as Rex Corner Holdings, Inc., "Duane Reade Holdings"), a Delaware corporation, (4) Duane Reade Shareholders, LLC (formerly known as Rex Corner Holdings, LLC, "DRS, LLC"), a Delaware limited liability company, (5) Oak Hill Capital Partners, L.P. ("OHCP"), a Delaware limited partnership, (6) Anthony J. Cuti, an individual, the Chairman of the Board, President and Chief Executive Officer of the Company (the "Chairman") and (7) Gary Charboneau, Timothy R. LaBeau, John K. Henry and Jerry M. Ray, each a Senior Vice President of the Company (collectively, the "SVPs" and together with the Company, Duane Reade Acquisition, Duane Reade Holdings, DRS, LLC, OHCP and the Chairman, the "Filing Persons"). Pursuant to the Agreement and Plan of Merger, dated as of December 22, 2003 (the "Merger Agreement"), by and among the Company, DRS, LLC and Duane Reade Acquisition, Duane Reade Acquisition will merge with and into the Company, and the Company will continue as the surviving corporation.

        Concurrently with the filing of this Statement, the Company is filing with the Commission Amendment No. 1 to the preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of the Company, at which the stockholders of the Company will consider and vote upon, among other things, a proposal to adopt the Merger Agreement and the transactions contemplated thereby, including the merger of Duane Reade Acquisition with and into the Company. As a result of the merger, holders of Company Common Stock, other than holders of Company Common Stock who properly demand appraisal rights, will be entitled to receive $17.00 in cash, without interest, for each share of Company Common Stock. Options to acquire Company Common Stock will be treated as described more fully in the Proxy Statement.

        The merger and the Merger Agreement have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has any such commission passed upon the merits of the merger or the Merger Agreement nor upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

        The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

        All information contained in this Statement concerning any of the Filing Parties has been provided by such Filing Party and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. All capitalized terms used but not defined in this Statement shall have the respective meanings ascribed to them in the Proxy Statement.

        The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is "controlled" by Duane Reade Acquisition, Duane Reade Holdings, DRS, LLC, OHCP, the Chairman or any SVP, or that any of Duane Reade

Acquisition, Duane Reade Holdings, DRS, LLC, OHCP, the Chairman or the SVPs is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

ITEM 1. SUMMARY TERM SHEET.

  The information contained in the section of the Proxy Statement entitled "Summary of the Proxy Statement" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a)
  Name and Address. The information contained in the section of the Proxy Statement entitled "Summary of the Proxy Statement—Information About the Transaction Participants" is incorporated herein by reference.

  (b)
  Securities. The information contained in the section of the Proxy Statement entitled "Information Concerning the Special Meeting—Record Date; Stock Entitled to Vote; Quorum" is incorporated herein by reference.

  (c)
  Trading Market and Price. The information contained in the section of the Proxy Statement entitled "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

  (d)
  Dividends. The information contained in the section of the Proxy Statement entitled "Common Stock Market Price and Dividend Information—Dividend Information" is incorporated herein by reference.

  (e)
  Prior Public Offerings. The information contained in the section of the Proxy Statement entitled "Information Regarding Duane Reade Common Stock Transactions—Common Stock Offerings" is incorporated herein by reference.

  (f)
  Prior Stock Purchases. The information contained in the section of the Proxy Statement entitled "Information Regarding Duane Reade Common Stock Transactions" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  (a)-(c)   Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the sections of the Proxy Statement entitled "Summary of the Proxy Statement—Information About the Transaction Participants," "Current Executive Officers and Directors of Duane Reade," "Current Executive Officers and Managers of DRS, LLC," "Current Executive Officers and Directors of Duane Reade Holdings and Duane Reade Acquisition," "Information About the Transaction Participants" and "Criminal Proceedings and Injunctions or Prohibitions Involving Securities Laws" is incorporated herein by reference.

    Under a potential interpretation of the rules governing "going private" transactions, one or more of Duane Reade Acquisition, Duane Reade Holdings, DRS, LLC, OHCP, the Chairman or the SVPs may be deemed to be an affiliate of the Company. The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is "controlled" by Duane Reade Acquisition, Duane Reade Holdings, DRS, LLC, OHCP, the Chairman or any of the SVPs, or that any of Duane Reade Acquisition, Duane Reade Holdings, DRS, LLC, OHCP, the Chairman or the SVPs is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

    DRS, LLC's current sole member is OHCP.

    OHCP GenPar, L.P. ("GenPar") is a Delaware limited partnership, the principal business of which is acting as general partner of OHCP. The principal business address of GenPar, which also serves as its principal office is 201 Main Street, Fort Worth, TX 76102.

    OHCP MGP, LLC ("MGP") is a Delaware limited liability company, the principal business of which is acting as general partner of GenPar (GenPar and MGP, together with its executive officers, directors and controlling persons, are referred to collectively as the "OHCP Parties"). The principal business address of MGP, which also serves as its principal office, is 201 Main Street, Fort Worth, TX 76102. The name of each director, executive officer and controlling person of MGP, each of whom is a citizen of the United States, his current principal occupation and business address, and any material employment during the past five years, including start and end dates, principal business and business address, is as follows:

Name	Business Address	Occupation or Employment
J. Taylor Crandall	201 Main St. Fort Worth, TX 76102	Since 1998, Mr. Crandall has served as a Manager and Vice President of MGP.
	2775 Sand Hill Rd., Ste. 220 Menlo Park, CA 94025	Mr. Crandall's current principal occupation is Vice President of Oak Hill Capital Management, Inc., the principal business of which is acting as the manager of OHCP.
201 Main St. Fort Worth, TX 76102
Since August 1996, Mr. Crandall has also served as President of Strategic GenPar, Inc., the principal business of which is acting as general partner of FW Strategic Asset Management, L.P., which in turn acts as general partner of Oak Hill Strategic Partners, L.P., an exchange investment fund.
Steven B. Gruber	201 Main St. Fort Worth, TX 76102	Since 1998, Mr. Gruber has served as a Manager and Vice President of MGP.
	65 E. 55th St., Ste. 3600 New York, NY 10022	Mr. Gruber's current principal occupation is Vice President of Oak Hill Capital Management, Inc., the principal business of which is acting as the manager of OHCP.

Andrew J. Nathanson	201 Main St. Fort Worth, TX 76102	Since 2000, Mr. Nathanson has served as a Manager and Vice President of MGP.
	65 E. 55th St., Ste. 3600 New York, NY 10022	Mr. Nathanson's principal occupation since March 2000 has been Vice President of Oak Hill Capital Management, Inc., the principal business of which is acting as the manager of OHCP.
	277 Park Avenue New York, NY 10172	From 1989 until March 2000, Mr. Nathanson served as Managing Director at Donaldson, Lufkin & Jenrette, an investment bank.
Mark A. Wolfson	201 Main St. Fort Worth, TX 76102	Since 1998, Mr. Wolfson has served as a Manager and Vice President of MGP.
	2775 Sand Hill Rd., Ste. 220 Menlo Park, CA 94025	Mr. Wolfson's current principal occupation is Vice President of Oak Hill Capital Management, Inc., the principal business of which is acting as the manager of OHCP.
201 Main St. Fort Worth, TX 76102
Since August 1996, Mr. Wolfson has also served as the Vice President of Strategic GenPar, Inc., the principal business of which is acting as general partner of FW Strategic Asset Management, L.P., which in turn acts as general partner of Oak Hill Strategic Partners, L.P., an exchange investment fund.

W. Robert Cotham	201 Main St. Fort Worth, TX 76102
Since 1998, Mr. Cotham has served as Manager and Vice President of MGP. Mr. Cotham's current principal occupation is Vice President and Controller of Bass Enterprises Production Co., an oil and gas exploration and production company.
John H. Fant	201 Main St. Fort Worth, TX 76102	Since 1998, Mr. Fant has served as a Manager, Vice President and Secretary of MGP. Mr. Fant's current principal occupation is General Counsel of Keystone, Inc., an investment firm.
Kevin G. Levy	201 Main St. Fort Worth, TX 76102	Since 1998, Mr. Levy has served as a Manager, Vice President and Secretary of MGP. Mr. Levy's current principal occupation is General Counsel of Keystone, Inc., an investment firm.
Ray Pinson	201 Main St. Fort Worth, TX 76102
Since 2000, Mr. Pinson has served as a Manager and Vice President of MGP. Mr. Pinson's current principal occupation is accounting manager for Oak Hill Strategic Partners, L.P., an exchange investment fund. Since January 1999, Mr. Pinson has also served as chief financial officer of OHCP.
John R. Monsky	201 Main St. Fort Worth, TX 76102	Since 1998, Mr. Monsky has served as Vice President, Treasurer and Secretary of MGP.

65 E. 55th St., Ste. 3600 New York, NY 10022
Mr. Monsky's current principal occupation is Vice President, Treasurer and Secretary and General Counsel of Oak Hill Capital Management, Inc., the principal business of which is acting as the manager of OHCP. Mr. Monsky also provides services for or is general counsel to Oak Hill Advisors, L.P. (and affiliated entities), an investment firm focusing on high-yield debt and special situation investments.

    None of the OHCP Parties has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or made a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

  (a)
  (1) Tender Offers. Not applicable.

  (a)
  (2) Mergers or Similar Transactions. The information contained in the sections of the Proxy Statement entitled "Information Concerning the Special Meeting—Vote Required; How Shares Are Voted," "Special Factors—Purpose and Structure of the Transaction," "Special Factors—Certain Effects of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Independent Directors; Reasons for Recommending the Adoption of the Merger Agreement," "Special Factors—Opinion of the Board of Directors' Financial Advisor," "Special Factors—Interests of Certain Persons in the Merger," "Special Factors—Plans for Duane Reade Following the Merger," "Special Factors—Convertible Notes," "Special Factors—Material U.S. Federal Income Tax Consequences," "Special Factors—Appraisal Rights of Stockholders," "The Merger Agreement" and "Rights Agreement" is incorporated herein by reference.

  (c)
  Different Terms. The information contained in sections of the Proxy Statement entitled "Special Factors—Certain Effects of the Merger" and "Special Factors—Interests of Certain Persons in the Merger" is incorporated herein by reference.

  (d)
  Appraisal Rights. The information contained in the sections of the Proxy Statement entitled "Special Factors—Appraisal Rights of Stockholders" and "Section 262 of the Delaware General Corporation Law," incorporated as Annex E thereto, is incorporated herein by reference.

  (e)
  Provisions for Unaffiliated Security Holders. The information contained in the sections of the Proxy Statement entitled "Special Factors—Appraisal Rights of Stockholders," "Miscellaneous

    Other Information—Where You Can Find More Information" and "Miscellaneous Other Information—Incorporation by Reference" is incorporated herein by reference.

  (f)
  Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (a)
  Transactions. The information contained in the sections of the Proxy Statement entitled "Special Factors—Interests of Certain Persons in the Merger" and "Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

    Other than as set forth in the Proxy Statement, none of the OHCP Parties have been involved in a transaction during the past two years (i) with the Company or any of its affiliates that are not natural persons where the aggregate value of the transactions was more than 1% of the Company's consolidated revenues for the fiscal year when the transaction occurred or the past portion of the current fiscal year, if the transaction occurred in the current year, or (ii) with any executive officer, director or affiliate of the Company that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.

  (b)
  Significant Corporate Events. The information contained in the section of the Proxy Statement entitled "Special Factors—Purpose and Structure of the Transaction," "Special Factors—Certain Effects of the Merger," "Special Factors—Background of the Merger," "Special Factors—Certain Financial Projections," "Special Factors—Interests of Certain Persons in the Merger," "Special Factors—Plans for Duane Reade Following the Merger," "Special Factors—Convertible Notes," "Financing for the Merger," "The Merger Agreement," "Rights Agreement" and "Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

    Other than as set forth in the Proxy Statement, none of the OHCP Parties have been involved in any negotiations, transactions or material contacts during the past two years with the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer or other acquisition of any class of the Company's securities, election of the Company's directors or sale or other transfer of a material amount of the Company's assets.

  (c)
  Negotiations or contacts. The information contained in the sections of the Proxy Statement entitled "Special Factors—Purpose and Structure of the Transaction," "Special Factors—Certain Effects of the Merger," "Special Factors—Background of the Merger," "Special Factors—Certain Financial Projections," "Special Factors—Interests of Certain Persons in the Merger," "Special Factors—Plans for Duane Reade Following the Merger," "Special Factors—Convertible Notes," "Financing for the Merger," "The Merger Agreement," "Rights Agreement" and "Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

  (e)
  Agreements Involving the Subject Company's Securities. The information contained in the sections of the Proxy Statement entitled "Information Concerning the Special Meeting—Proxy Solicitation," "Special Factors—Purpose and Structure of the Transaction," "Special Factors—Certain Effects of the Merger," "Special Factors—Interests of Certain Persons in the Merger," "Special Factors—Convertible Notes," "The Merger Agreement," "Rights Agreement" and "Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

    Other than as set forth in the Proxy Statement, none of the OHCP Parties are involved in any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (b)
  Use of Securities Acquired. The information contained in the sections of the Proxy Statement entitled "Special Factors—Purpose and Structure of the Transaction," "Special Factors—Certain Effects of the Merger," "Special Factors—Interests of Certain Persons of the Merger," "Special Factors—Convertible Notes" and "Rights Agreement" is incorporated herein by reference.

  (c)
  (1)-(8) Plans. The information contained in the sections of the Proxy Statement entitled "Special Factors—Purpose and Structure of the Transaction," "Special Factors—Certain Effects of the Merger," "Special Factors—Plans for Duane Reade Following the Merger," "Special Factors—Convertible Notes," "The Merger Agreement—Directors and Officers of Surviving Corporation" and "Rights Agreement" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

  (a)
  Purposes. The information contained in the sections of the Proxy Statement entitled "Special Factors—Purpose and Structure of the Transaction," "Special Factors—Certain Effects of the Merger," "Special Factors—Background of the Merger" and "Special Factors—Recommendation of the Independent Directors; Reasons for Recommending the Adoption of the Merger Agreement" is incorporated herein by reference.

  (b)
  Alternatives. The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger" and "Special Factors—Recommendation of the Independent Directors; Reasons for Recommending the Adoption of the Merger Agreement" is incorporated herein by reference.

  (c)
  Reasons. The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Independent Directors; Reasons for Recommending the Adoption of the Merger Agreement" and "Special Factors—Opinion of the Board of Directors' Financial Advisor" is incorporated herein by reference.

  (d)
  Effects. The information contained in the sections of the Proxy Statement entitled "Special Factors—Purpose and Structure of the Transaction," "Special Factors—Certain Effects of the Merger," "Special Factors—Recommendation of the Independent Directors; Reasons for Recommending the Adoption of the Merger Agreement," "Special Factors—Interests of Certain Persons in the Merger," "Special Factors—Plans for Duane Reade Following the Merger," "Special Factors—Convertible Notes," "Special Factors—Fees and Expenses," "Special Factors—Anticipated Accounting Treatment," "Special Factors—Material U.S. Federal Income Tax Consequences," "Special Factors—Appraisal Rights of Stockholders," "Financing for the Merger," "Rights Agreement," "Security Ownership of Management and Certain Beneficial Owners—Security Ownership of Directors and Management," "Security Ownership of Management and Certain Beneficial Owners—Security Ownership of Oak Hill, Duane Reade Acquisition, Duane Reade Holdings and DRS, LLC" and "Security Ownership of Management and Certain Beneficial Owners—Security Ownership of Duane Reade Following the Merger" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a)
  Fairness. The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Independent Directors; Reasons for Recommending the Adoption of the Merger Agreement" and "Special Factors—Position of the Investor Group and the Management Members as to the Fairness of the Merger to Unaffiliated Stockholders" is incorporated herein by reference.

  (b)
  Factors Considered in Determining Fairness. The information contained in the sections of the Proxy Statement entitled "Special Factors—Purpose and Structure of the Transaction," "Special Factors—Certain Effects of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Independent Directors; Reasons for Recommending the Adoption of the Merger Agreement," "Special Factors—Opinion of the Board of Directors' Financial Advisor," "Special Factors—Certain Financial Projections," "Special Factors—Interests of Certain Persons in the Merger," "Special Factors—Plans for Duane Reade Following the Merger," "Special Factors—Convertible Notes," "Special Factors—Plans for Duane Reade if the Merger is Not Consummated," "Special Factors—Appraisal Rights of Stockholders," "Financing for the Merger," "Duane Reade Historical Consolidated Financial Data," "Common Stock Market Price and Dividend Information" and "Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

  (c)
  Approval of Security Holders. The information contained in the sections of the Proxy Statement entitled "Information Concerning the Special Meeting—Record Date; Stock Entitled to Vote; Quorum," "Information Concerning the Special Meeting—Vote Required; How Shares Are Voted," "Information Concerning the Special Meeting—Adjournments or Postponements," "Special Factors—Recommendation of the Independent Directors; Reasons for Recommending the Adoption of the Merger Agreement" and "The Merger Agreement—Conditions to the Merger" is incorporated herein by reference.

  (d)
  Unaffiliated representative. The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," and "Special Factors—Recommendation of the Independent Directors; Reasons for Recommending the Adoption of the Merger Agreement" is incorporated herein by reference.

  (e)
  Approval of Directors. The information contained in the sections of the Proxy Statement entitled "Special Factors—Recommendation of the Independent Directors; Reasons for Recommending the Adoption of the Merger Agreement" and "Rights Agreement" is incorporated herein by reference.

  (f)
  Other Offers. The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger" and "Special Factors—Recommendation of the Independent Directors; Reasons for Recommending the Adoption of the Merger Agreement" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a)
  Report, Opinion or Appraisal. The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Opinion of the Board of Directors' Financial Advisor" and "Opinion of Bear, Stearns & Co. Inc.," incorporated as Annex B thereto, is incorporated herein by reference.

  (b)
  Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "Special Factors—Opinion of the Board of Directors' Financial Advisor" and "Special Factors—Fees and Expenses" is incorporated herein by reference.

  (c)
  Availability of Documents. The information contained in the section of the Proxy Statement entitled "Miscellaneous Other Information—Where You Can Find More Information" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

  (a)
  Source of Funds. The information contained in the section of the Proxy Statement entitled "Financing for the Merger" is incorporated herein by reference.

  (b)
  Conditions. The information contained in the section of the Proxy Statement entitled "Financing for the Merger" is incorporated herein by reference.

  (c)
  Expenses. The information contained in the section of the Proxy Statement entitled "Special Factors—Fees and Expenses" is incorporated herein by reference.

  (d)
  Borrowed Funds. The information contained in the section of the Proxy Statement entitled "Financing for the Merger" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)
  Securities Ownership. The information contained in the sections of the Proxy Statement entitled "Special Factors—Interests of Certain Persons in the Merger," "Security Ownership of Management and Certain Beneficial Owners" and "Information About the Transaction Participants" is incorporated herein by reference.

        Other than as set forth in the Proxy Statement, none of the OHCP Parties, their associates or majority-owned subsidiaries beneficially own any securities of the Company.

  (b)
  Securities Transactions. The information contained in the section of the Proxy Statement entitled "Information Regarding Duane Reade Common Stock Transactions" is incorporated herein by reference.

        None of the OHCP Parties have been involved with any transaction in the securities of the Company during the past 60 days.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

  (d)
  Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections of the Proxy Statement entitled "Information Concerning the Special Meeting—Vote Required; How Shares are Voted" and "Special Factors—Interests of Certain Persons in the Merger" is incorporated herein by reference.

  (e)
  Recommendations of Others. The information contained in the sections of the Proxy Statement entitled "Information Concerning the Special Meeting—Vote Required; How Shares are Voted," "Special Factors—Recommendation of the Independent Directors; Reasons for Recommending the Adoption of the Merger Agreement" and "Special Factors—Position of the Investor Group and the Management Members as to the Fairness of the Merger to Unaffiliated Stockholders" is incorporated herein by reference.

ITEM 13. FINANCIAL INFORMATION.

  (a)
  Financial Information. The information contained in the sections of the Proxy Statement entitled "Duane Reade Historical Consolidated Financial Data," "Miscellaneous Other Information—Where You Can Find More Information" and "Miscellaneous Other Information—Incorporation by Reference" is incorporated herein by reference.

  (b)
  Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a)
  Solicitations or Recommendations. The information contained in the section of the Proxy Statement entitled "Information Concerning the Special Meeting—Proxy Solicitation" is incorporated herein by reference.

  (b)
  Employees and Corporate Assets. The information contained in the section of the Proxy Statement entitled "Information Concerning the Special Meeting—Proxy Solicitation" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

  (b)
  Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

  (a)
  (1) Amendment No. 1 to the preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 14, 2004 (incorporated herein by reference to the Proxy Statement).

  (a)
  (2) Proxy card distributed to Duane Reade common stock holders (incorporated herein by reference to the Proxy Statement).

  (a)
  (3) Press release, dated December 23, 2003 (incorporated herein by reference to Duane Reade Inc.'s Schedule 14A dated December 23, 2003).

  (a)
  (4) Press release, dated January 23, 2004 (incorporated herein by reference to Duane Reade Inc.'s Schedule 14A dated January 23, 2003).

  (a)
  (5) Press release, dated February 19, 2004 (incorporated by reference to Duane Reade Inc.'s Schedule 14A dated February 19, 2004).

  (a)
  (6) Transcript of conference call on financial results of Duane Reade Inc. conducted on February 19, 2004 (incorporated by reference to Duane Reade Inc.'s Schedule 14A dated February 23, 2004).

  (a)
  (7) Press release, dated April 21, 2004 (incorporated by reference to Duane Reade Inc.'s Schedule 14A dated April 21, 2004).

  (a)
  (8) Transcript of conference call on financial results of Duane Reade Inc. conducted on April 21, 2004 (incorporated by reference to Duane Reade Inc.'s Schedule 14A dated April 22, 2004).

  (b)
  (1) Commitment Letter from Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. to Rex Corner Holdings, LLC (now known as Duane Reade Shareholders, LLC), dated as of December 22, 2003 (incorporated herein by reference to Annex C of the Proxy Statement).

  (b)
  (2) Commitment Letter from Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A., Citigroup Global Markets Inc., Citicorp North America Inc., UBS Securities LLC, UBS Loan Finance LLC, Credit Suisse First Boston and Wells Fargo Bank, National Association to Duane Reade Holdings, Inc., dated as of February 9, 2004 (incorporated herein by reference to Annex D of the Proxy Statement).

  (c)
  (1) Opinion of Bear, Stearns & Co. Inc. (incorporated herein by reference to Annex B of the Proxy Statement).

  *(c)
  (2) Financial presentation materials of Bear Stearns, dated as of May 8, 2003.

  *(c)
  (3) Financial presentation materials of Bear Stearns, dated as of October 22, 2003.

  *(c)
  (4) Financial presentation materials of Bear Stearns, dated as of December 16, 2003.

  *(c)
  (5) Financial presentation materials of Bear Stearns, dated as of December 21, 2003.

  (d)
  (1) Agreement and Plan of Merger, dated as of December 22, 2003, by and among Rex Corner Holdings, LLC (now known as Duane Reade Shareholders, LLC), Rex Corner Acquisition Corp. (now known as Duane Reade Acquisition Corp.) and Duane Reade Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

  (d)
  (2) Rights Agreement (incorporated by reference to Exhibit 1 of Duane Reade Inc.'s Form 8-A dated September 17, 2002).

  (d)
  (3) Amendment No. 1 to the Rights Agreement, dated as of December 19, 2003, by and between Duane Reade Inc. and EquiServe Trust Company, N. A. (incorporated herein by reference to Exhibit 10.21 of Duane Reade Inc.'s Form 10-K dated March 11, 2004).

  *(d)
  (4) Amended and Restated Employment Agreement, dated as of March 16, 2004, by and among Anthony J. Cuti, Duane Reade Acquisition Corp., Duane Reade Holdings, Inc. and Duane Reade Shareholders, LLC.

  *(d)
  (5) Letter Agreement, dated as of March 16, 2004, by and between Gary Charboneau and Duane Reade Acquisition Corp.

  *(d)
  (6) Letter Agreement, dated as of March 16, 2004, by and between Timothy R. LaBeau and Duane Reade Acquisition Corp.

  *(d)
  (7) Letter Agreement, dated as of March 16, 2004, by and between John K. Henry and Duane Reade Acquisition Corp.

  *(d)
  (8) Letter Agreement, dated as of March 16, 2004, by and between Jerry M. Ray and Duane Reade Acquisition Corp.

  (d)
  (9) Letter Agreement, dated as of March 19, 2004, by and among Duane Reade Shareholders, LLC, Duane Reade Acquisition Corp. and Duane Reade Inc. (incorporated herein by reference to Annex F of the Proxy Statement).

  (f)
  Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex E of the Proxy Statement).

  (g)
  Not applicable.

  *
  Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 14, 2004

DUANE READE INC.
By:	/s/ MICHELLE D. BERGMAN
Name: Michelle D. Bergman
Title: Vice President & General Counsel
DUANE READE ACQUISITION CORP.
By:	/s/ ANDREW J. NATHANSON
	Name:	Andrew J. Nathanson
	Title:	Vice President
DUANE READE HOLDINGS, INC.
By:	/s/ ANDREW J. NATHANSON
	Name:	Andrew J. Nathanson
	Title:	Vice President
DUANE READE SHAREHOLDERS, LLC
By:	/s/ ANDREW J. NATHANSON
	Name:	Andrew J. Nathanson
	Title:	Vice President

OAK HILL CAPITAL PARTNERS, L.P.
By:	OHCP GenPar, L.P., its general partner
By:	OHCP MGP, LLC, its general partner
By:	/s/ ANDREW J. NATHANSON
	Name:	Andrew J. Nathanson
	Title:	Vice President
/s/ ANTHONY J. CUTI ANTHONY J. CUTI
/s/ GARY CHARBONEAU GARY CHARBONEAU
/s/ TIMOTHY R. LABEAU TIMOTHY R. LABEAU
/s/ JOHN K. HENRY JOHN K. HENRY
/s/ JERRY M. RAY JERRY M. RAY

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Amendment No. 1 to the preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 14, 2004 (incorporated herein by reference to the Proxy Statement).
(a)(2)	Proxy card distributed to Duane Reade common stock holders (incorporated herein by reference to the Proxy Statement).
(a)(3)	Press release, dated December 23, 2003 (incorporated herein by reference to Duane Reade Inc.'s Schedule 14A dated December 23, 2003).
(a)(4)	Press release, dated January 23, 2004 (incorporated herein by reference to Duane Reade Inc.'s Schedule 14A dated January 23, 2003).
(a)(5)	Press release, dated February 19, 2004 (incorporated by reference to Duane Reade Inc.'s Schedule 14A dated February 19, 2004).
(a)(6)	Transcript of conference call on financial results of Duane Reade Inc. conducted on February 19, 2004 (incorporated by reference to Duane Reade Inc.'s Schedule 14A dated February 23, 2004).
(a)(7)	Press release, dated April 21, 2004 (incorporated by reference to Duane Reade Inc.'s Schedule 14A dated April 21, 2004).
(a)(8)	Transcript of conference call on financial results of Duane Reade Inc. conducted on April 21, 2004 (incorporated by reference to Duane Reade Inc.'s Schedule 14A dated April 22, 2004).
(b)(1)
Commitment Letter from Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. to Rex Corner Holdings, LLC (now known as Duane Reade Shareholders, LLC), dated as of December 22, 2003 (incorporated herein by reference to Annex C of the Proxy Statement).
(b)(2)
Commitment Letter from Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A., Citigroup Global Markets Inc., Citicorp North America Inc., UBS Securities LLC, UBS Loan Finance LLC, Credit Suisse First Boston and Wells Fargo Bank, National Association to Duane Reade Holdings, Inc., dated as of February 9, 2004 (incorporated herein by reference to Annex D of the Proxy Statement).
(c)(1)	Opinion of Bear, Stearns & Co. Inc. (incorporated herein by reference to Annex B of the Proxy Statement).
*(c)(2)	Financial presentation materials of Bear Stearns, dated as of May 8, 2003.
*(c)(3)	Financial presentation materials of Bear Stearns, dated as of October 22, 2003.
*(c)(4)	Financial presentation materials of Bear Stearns, dated as of December 16, 2003.
*(c)(5)	Financial presentation materials of Bear Stearns, dated as of December 21, 2003.
(d)(1)
Agreement and Plan of Merger, dated as of December 22, 2003, by and among Rex Corner Holdings, LLC (now known as Duane Reade Shareholders, LLC), Rex Corner Acquisition Corp. (now known as Duane Reade Acquisition Corp.) and Duane Reade Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Rights Agreement (incorporated by reference to Exhibit 1 of Duane Reade Inc.'s Form 8-A dated September 17, 2002).
(d)(3)
Amendment No. 1 to the Rights Agreement, dated as of December 19, 2003, by and between Duane Reade Inc. and EquiServe Trust Company, N.A. (incorporated herein by reference to Exhibit 10.21 of Duane Reade Inc.'s Form 10-K dated March 11, 2004).
*(d)(4)	Amended and Restated Employment Agreement, dated as of March 16, 2004, by and among Anthony J. Cuti, Duane Reade Acquisition Corp., Duane Reade Holdings, Inc. and Duane Reade Shareholders, LLC.
*(d)(5)	Letter Agreement, dated as of March 16, 2004, by and between Gary Charboneau and Duane Reade Acquisition Corp.
*(d)(6)	Letter Agreement, dated as of March 16, 2004, by and between Timothy R. LaBeau and Duane Reade Acquisition Corp.
*(d)(7)	Letter Agreement, dated as of March 16, 2004, by and between John K. Henry and Duane Reade Acquisition Corp.
*(d)(8)	Letter Agreement, dated as of March 16, 2004, by and between Jerry M. Ray and Duane Reade Acquisition Corp.
(d)(9)
Letter Agreement, dated as of March 19, 2004, by and among Duane Reade Shareholders, LLC, Duane Reade Acquisition Corp. and Duane Reade Inc. (incorporated herein by reference to Annex F of the Proxy Statement).
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex E of the Proxy Statement).
(g)	Not applicable.

*
Previously filed.

QuickLinks

INTRODUCTION
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
  ITEM 8. FAIRNESS OF THE TRANSACTION.
  ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
  ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
  ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 12. THE SOLICITATION OR RECOMMENDATION.
  ITEM 13. FINANCIAL INFORMATION.
  ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 15. ADDITIONAL INFORMATION.
  ITEM 16. EXHIBITS.
SIGNATURE
EXHIBIT INDEX